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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

MAIL RECEIVED PROCESSING

FEB 1 8 2015

WASH. D.C. 201  SECTION

SEC FILE NUMBER
8-68785

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philpott Ball & Werner, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11325 North Community House Road, Suite 430
(No. and Street)

Charlotte                    NC                    28277
(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas W. Berry
704-358-8094
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – if individual, state last, first, middle name)

7725 Ballantyne Commons Parkway Suite 103  Charlotte          NC.          28277
(Address)                    (City)                    (State)          (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Nicholas W. Berry _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philpott Ball & Werner, LLC _____
of December 31 _____ , as
_____ , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____
Signature

_____
Notary Public

Managing Director
_____
Title

This report ** contains (check all applicable boxes): February 3, 2015
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Statement of Financial Condition with
Independent Auditors' Report

# Philpott Ball & Werner, LLC

As of December 31, 2014

**VF**
**&G** **VANCE FLOUHOUSE & GARGES, PLLC**
Certified Public Accountants and Consultants

Statement of Financial Condition with
Independent Auditors' Report

# Philpott Ball & Werner, LLC

As of December 31, 2014



## VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Philpott Ball & Werner, LLC:

We have audited the accompanying statement of financial condition of Philpott Ball & Werner, LLC (the Company) (a North Carolina limited liability company) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statement. Philpott Ball & Werner, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Philpott Ball & Werner, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

*Vance Flouhouse & Garges PLLC*

Charlotte, North Carolina
January 30, 2015

**Philpott Ball & Werner, LLC**

**Statement of Financial Condition**

December 31, 2014

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 596,774 |
| Accounts receivable, net | | 67,856 |
| Prepaid expenses | | 9,332 |
| Property and equipment, net | | 4,279 |
| Total assets | $ | 678,241 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Accounts payable | $ | 4,913 |
| Payable to related party | | 168,911 |
| Total liabilities | | 173,824 |
| Member's equity | | 504,417 |
| Total liabilities and member's equity | $ | 678,241 |

The accompanying notes are an integral part of this financial statement.

**Notes to Financial Statement**

December 31, 2014

## 1.          Organization

Philpott Ball & Werner, LLC (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Philpott Ball & Werner, Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm headquartered in Charlotte, NC, with an office in Manchester, MA serving small and middle-market companies. The Company offers unbiased advice and assistance to clients regarding mergers and acquisitions and select transaction financing.

## 2.          Summary of Significant Accounting Policies

### Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. The Company's cash balances exceeded the Federal Deposit Insurance Corporation's insured amount of $250,000 by approximately $346,774. Management believes the cash balances are not exposed to any significant credit risk.

### Accounts Receivable
Accounts receivable are for amounts billed and receivable from clients in connection with investment banking activities. Credit is extended based on evaluation of the client's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful accounts based on review of receivables. No allowance was considered necessary at December 31, 2014.

### Property and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss in reflected in operations during the period of disposition.

### Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company has determined it does not have any material unrecognized tax benefits or obligations as of December 31, 2014. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

Philpott Ball & Werner, LLC                                                                                          4

Member's Equity
The Company has one class of member's equity and it is owned 100% by the Parent.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2014, through January 30, 2015, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3.      Property and Equipment

The following is a summary of property and equipment at December 31, 2014:

|  | Useful Lives | | |
|---|---|---|---|
| Computers and office equipment | 3-5 years | $ | 8,180 |
| Accumulated depreciation | | | (3,901) |
| Property and equipment, net | | $ | 4,279 |

4.      Related Party Transactions

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, office expenses, utilities, employees and telephones. Amounts due to the Parent at December 31, 2014 were $168,911.

5.      Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $422,949 and its ratio of aggregate indebtedness to net capital was .41 to 1.